ACT 1940 Act
SECTION 8(b)(1)
RULE
PUBLIC AVAILABILITY 7-8-13

NO ACT

[redacted]

13015244

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF INVESTMENT MANAGEMENT

July 8, 2013
Our Ref. No. 20136181110
Morgan Stanley Mortgage Securities Trust
File No. 811-04917

Your letter dated June 20, 2013 requests our assurance that we would not recommend enforcement action to the Commission under Section 8(b)(1) of the Investment Company Act of 1940 ("1940 Act") if the Morgan Stanley Mortgage Securities Trust (the "Fund") implements a concentration policy pursuant to which it would invest more than 25% of its assets in the securities of issuers of mortgage-backed securities ("MBS") issued by non-agency entities ("Non-Agency MBS") and MBS issued or guaranteed by the U.S. government or its agencies or instrumentalities ("Government MBS"), as described below.[1]

Facts

You state the following: the Fund is an open-end management investment company. To pursue its investment objective, the Fund normally invests at least 80% of its assets in mortgage-related securities. The Fund's investment adviser believes it is in the best interests of the Fund and its shareholders to afford the Fund the ability to invest more than 25% of its total assets in Non-Agency MBS ("New Concentration Policy") to take advantage of current investment opportunities and facilitate its ability to respond to changes in market conditions. Accordingly, at meetings held on August 30, 2012 and February 27-28, 2013, the Fund's investment adviser recommended to the Fund's Board of Trustees (the "Board"), and the Board approved, the New Concentration Policy. On April 24, 2013, the Fund's shareholders approved the New Concentration Policy.

Analysis

Section 8(b)(1) of the 1940 Act requires an investment company ("fund") to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. A fund is concentrated if it invests more than 25% of the value of its assets in any one industry.[2] Section 13(a)(3) of the 1940 Act requires a fund to obtain shareholder approval to change its concentration policy.

Section 8(b)(1) permits a fund to implement a concentration policy that allows for some degree of discretion, provided that the circumstances under which the manager may exercise its discretion to change the fund's concentration status are described, to the extent practicable, in the fund's registration statement. To satisfy this standard, we

[1] This response confirms the no-action relief provided orally by the staff on January 31, 2013.

[2] See, e.g., Investment Company Act Rel. No. 9011 (Oct. 30, 1975).

believe that a fund must clearly and precisely describe, with as much specificity as is practicable, the circumstances under which the fund intends to concentrate its investments.[3] You state that the Fund's New Concentration Policy describes, insofar as practicable, the extent to which the Fund intends to concentrate in an industry by setting clear, objective limitations on the manager's ability to freely concentrate in an industry or group of industries.

You state that Government MBS and Non-Agency MBS have common economic characteristics. For example, you state that both MBS are structured in the same way. The issuer is a trust or other vehicle which holds pools of mortgage loans. Cash flows collected and payable to MBS holders consist of the principal and interest payments of the mortgage loans where such payments are typically made over the lifetime of the underlying loans. You believe that Government MBS and Non-Agency MBS are subject to similar risks, including prepayment, extension, and interest rate risks. You state that with respect to these risks, issuers of Government MBS and Non-Agency MBS may be similarly impacted by business or political developments affecting real estate and other factors impacting the housing market. Therefore, you contend that it is reasonable to treat issuers of Government MBS and Non-Agency MBS as being in a particular industry or group of industries, and that the Fund's New Concentration Policy describes, insofar as practicable, the extent to which the Fund intends to concentrate its investments.

Based on the facts and circumstances set forth in your letter, we would not recommend enforcement action to the Commission under Section 8(b)(1) of the 1940 Act if the Fund implements the concentration policy described above.[4] Any different facts and circumstances may require different conclusions.

Holly Hunter-Ceci
Senior Counsel

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[3] See Investment Company Act Rel. No. 23064 at n. 100 (Mar. 13, 1998) (stating that "[t]he Commission has requested that the Division review its positions on concentration, consulting with industry representatives as appropriate, with a view toward allowing funds a greater degree of flexibility in establishing concentration policies") and The First Australia Fund, Inc., SEC Staff No-Action Letter (July 29, 1999). We have interpreted Section 8(b)(1) as requiring:

> that the registrant need only briefly indicate, "insofar as is practicable, the extent to which the registrant intends" to [concentrate investments]. To the extent that specification is practicable, however, it is the duty of the [registered investment] company to furnish statements of policy or intention which are specific, precise and informative.

See Investment Company Act Rel. No. 167 (July 23, 1941).

[4] We recognize that some funds disclose that their concentration policies exclude securities issued by governments or political subdivisions of governments, as the Division has stated that these issuers are not members of any industry. See Certain Matters Concerning Investment Companies Investment in Tax-Exempt Securities, Investment Company Act Rel. No. 9785 (May 31, 1977) (see also Investment Company Act Rel. No. 13436 (Aug. 12, 1983) (rescinded) (permitting money market funds to reserve freedom of action to concentrate their investment in government securities). Nothing in our response is intended to preclude a fund from excluding these securities from its concentration policy on the basis that these issuers are not members of any industry or group of industries.

Edward J. Meehan, Jr.
Executive Director

Investment Management
522 Fifth Avenue
New York, NY 10036

tel 212 296 6982
fax 212 404 4691

Morgan Stanley

June 20, 2013

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Office of the Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request of Morgan Stanley Mortgage Securities Trust for No-Action Relief

Dear Mr. Scheidt:

On behalf of Morgan Stanley Mortgage Securities Trust (the "Fund"), we seek assurance that the staff of the Division of Investment Management (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 8(b)(1) of the Investment Company Act of 1940, as amended (the "Act"), if the Fund implements a concentration policy pursuant to which it would invest more than 25% of its assets in the securities of issuers of mortgage-backed securities ("MBS") issued by non-agency entities ("non-agency MBS") and MBS issued or guaranteed by the U.S. Government or its agencies or instrumentalities ("agency MBS").

Background

The Fund is an open-end management investment company registered under the Act. The Fund's principal investment objective is to seek a high level of current income. To pursue its investment objective, the Fund normally invests at least 80% of its assets in mortgage-related securities. Currently, the Fund invests no more than 25% of its total assets in the securities of issuers in a particular industry or group of industries other than obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities (the "Current Policy"). The Current Policy effectively limits the Fund's ability to invest in non-agency MBS to less than 25% of the Fund's assets. (Agency MBS are not subject to the industry concentration policy (set forth in the Current Policy)). The Fund's investment adviser believes that it is in the best interests of the Fund and its shareholders to afford the Fund the ability to invest more than 25% of its assets in non-agency MBS. In particular, the Fund's investment adviser is of the view that increased flexibility to invest in non-agency MBS would enhance the Fund's ability to take advantage of current investment opportunities and facilitate its ability to respond to changes in market conditions. Accordingly, at meetings held on August 30, 2012 and February 27-28, 2013, the Fund's investment adviser recommended to the Fund's Board of Trustees (the "Board"), and the Board approved, a change to the Fund's policy regarding concentration that would permit the Fund to invest more than 25% of its assets in the MBS industry, which shall include agency and non-agency MBS (the "New Concentration Policy"). The Board also voted to put the New Concentration Policy to the shareholders for a vote, with the implementation of the New Concentration Policy conditioned upon shareholder approval and concurrence by the Staff of the Division of Investment Management. On April 24, 2013, the shareholders of the Fund approved the New Concentration Policy.

Applicable Law and Relevant Staff Pronouncements

Section 8(b)(1) of the Act requires an investment company ("fund") to recite in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries. If such freedom is reserved, Section 8(b)(1) requires the fund to include a statement briefly indicating, insofar as is practicable, the extent to which the fund intends to concentrate its investments. Section 13(a)(3) of the Act requires a fund to obtain shareholder approval to change its concentration policy.

The Act does not define what constitutes "concentration" in an industry. However, in connection with the Commission's adoption of Form N-1A, the Staff published guidelines, including a guideline setting forth the Staff's position on concentration of investments by funds in particular industries.[1] Although the guidelines have since been rescinded (in connection with unrelated amendments to Form N-1A), registrants continue to rely on the guidelines.[2]

The Commission's policy on concentration is set forth in Guide 19 of the Form N-1A Adopting Release. Guide 19 states that investment of more than 25% of the value of a fund's assets in any one industry or group of industries represents concentration.[3] Guide 19 further outlines the Staff's position on industry classifications, specifically stating that a registrant may select its own industry classification; however such classifications must be (1) reasonable and (2) should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

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[1] *See* Investment Company Act Release No. 13436 (Aug. 12, 1983) ("1983 Form N-1A Adopting Release"). *See also* Investment Company Act Release No. 23064 (Mar. 13, 1998) (Mar. 23, 1998) ("Form N-1A Adopting Release").

[2] See Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs p. 9, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal. March 19, 2010), which indicates that the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. See also In re: Charles Schwab Corp. Securities Litigation, No. C 08-01510 WHA, 2010 U.S. Dist. LEXIS 32113 (N. D. Cal. Mar. 30, 2010), p. 20 ("This order agrees . . . that a promoter is free to define an industry in any reasonable way when it establishes a fund and assumes for sake of argument that the promoter may unilaterally, even after the fund is up and running, clarify in a reasonable way a definitional line that may otherwise be vague.").

[3] *See also, e.g.,* Instruction 4 under Item 9(b)(1) of Form N-1A applicable to open-end funds which defines "concentration" to mean "investing *more than 25%* of a fund's net assets in a particular industry or group of industries" (emphasis added); Statement of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975); and The First Australia Fund, Inc., No-Action Letter (July 29, 1999).

Rationale for Request

We believe that it is reasonable for the Fund to view all issuers of MBS, including non-agency MBS and agency MBS, as a single industry or group of industries for concentration purposes in its registration statement.[4] We further believe that the New Concentration Policy describes, insofar as practicable, the extent to which the Fund intends to concentrate in an industry by setting clear, objective limitations on the investment adviser's ability to freely concentrate in an industry or group of industries. For the reasons set forth below, we are of the opinion that the New Concentration Policy complies with the Staff's existing position on concentration and with Sections 8(b)(1) and 13(a)(3) of the Act.

While non-agency MBS lack the guarantee of a government agency or instrumentality, they nevertheless have economic characteristics common to agency MBS. Both are structured in the same way. The issuer of a MBS is a trust or other vehicle which holds pools of mortgage loans. Cash flows collected and payable to MBS holders consist of the principal and interest payments of the mortgage loans where such payments are typically made over the lifetime of the underlying loans. In addition, the values of MBS are impacted by similar factors including movements in interest rates, business or political developments affecting real estate and other factors impacting the housing market.

Agency MBS and non-agency MBS are subject to similar risks. Because mortgage prepayments typically accelerate when interest rates fall, a fund investing in MBS may have to reinvest money in a lower interest rate environment (prepayment risk). Conversely, when rates rise, prepayments tend to slow down and the average life of the mortgage pool is lengthened. This in turn increases the duration of the MBS and potentially its volatility (extension risk). As a result of prepayment risk and extension risk, investments in MBS are made based on certain assumptions respecting the level of prepayment that can be expected. If these assumptions prove incorrect, a fund invested in MBS may be adversely affected. We recognize that the major distinction between agency MBS and non-agency MBS relates to credit risk in that MBS issued or guaranteed by the U.S. Government or an instrumentality of the U.S. Government involve less credit risk than non-agency MBS. However, we do not believe that the Commission has ever suggested that the degree of credit risk associated with a security is determinative of the issuers' industry classification.

We also believe that permitting the Fund to treat issuers of agency and non-agency MBS as part of a single industry is in the best interests of shareholders. As suggested by its name, the Fund normally invests at least 80% of its assets in mortgage-related securities. In making investment decisions, the Fund's investment adviser considers, among other factors, economic developments that affect the securities in which the Fund invests. Due to current market conditions, non-agency MBS are an attractive investment option for the Fund. The Fund has been advised that it is the Staff's current position that all issuers of non-agency MBS are deemed to be a single industry or

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4 We note that Guide 19 provides that the concentration disclosure required under the Act does not apply to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry. However, we are not aware of any formal Staff guidance as to the rationale for the exclusion of all obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities with regard to a fund's statement of concentration policy required by Section 8(b)(1) of the Act. As a result, we believe it is reasonable for the Fund to determine not to exclude from its concentration policy mortgage-backed securities issued by governmental bodies.

group of industries for purposes of industry concentration. In light of the Staff's view in this regard (without taking a view with respect to such position), should the Fund wish to invest more than 25% of its assets in non-agency MBS, the Fund would be required to adopt a fundamental policy to invest more than 25% of its assets in non-agency MBS regardless of market conditions. By way of comparison, by classifying agency and non-agency MBS as a single industry, the Fund's investment adviser, based on its analysis of economic conditions affecting the MBS in which the Fund invests, will have the flexibility to increase or decrease the Fund's exposure to non-agency MBS above or below 25% of the Fund's assets without concern about violating the Fund's fundamental concentration policy. Furthermore, the Fund solicited a shareholder vote on the New Fundamental Policy thereby providing shareholders with an opportunity to vote on a change in the composition of the Fund's assets that may affect their level of risk. As noted above, on April 24, 2013, the shareholders of the Fund voted in favor of the New Fundamental Policy.

For the foregoing reasons, we believe that treating non-agency MBS and agency MBS as a single industry for concentration purposes (i) is reasonable and is not so broad that the primary economic characteristics of the companies in the class are materially different and (ii) under the circumstances present here, it is in the best interests of the Fund and its shareholders to permit the Fund to voluntarily elect to treat all MBS as a single industry.

Conclusion

Based on the foregoing, we hereby respectfully request that the Division of Investment Management agree not to recommend any enforcement action to the Commission under Section 8(b)(1) if the Fund were to implement its New Concentration Policy in accordance with the terms of this request.

Thank you for your consideration of this request. Should you have any questions or require additional information, please do not hesitate to call the undersigned at (212) 296-6982.

Very truly yours,

Edward J. Meehan, Jr.